Exhibit 2

Aladdin Knowledge Systems
PRESS RELEASE
Press Contact: Matthew Zintel Zintel Public Relations matthew@zintelpr.com 310.574.8888	Investor Relations Contact: Mark Jones Global Consulting Group mjones@hfgcg.com 646.284.9414

FOR IMMEDIATE RELEASE

Aladdin Knowledge Systems Ltd. Settles Patent Lawsuit

TEL AVIV, ISRAEL, April 11, 2005 – Aladdin Knowledge Systems, Ltd. (NASDAQ: ALDN) today announced it settled a patent infringement lawsuit. The lawsuit was originally brought by Andrew Pickholtz against Aladdin and its U.S. subsidiary on May 19, 2004 in the U.S. District Court for the Northern District of California alleging that Aladdin’s discontinued MicroGuard product and other Software Digital Rights Management (DRM) products infringed an expired patent. An affiliate of Rainbow Technologies was subsequently added as a plaintiff.

On April 6, 2005, the parties reached a settlement agreement under which Aladdin agreed to pay $2 million to settle the lawsuit. Aladdin will reflect the settlement cost as a one time charge. There will be no ongoing license or other fees payable by Aladdin in connection with the settlement.

About Aladdin
Aladdin Knowledge Systems Ltd. is a global provider of security solutions that reduce software theft, authenticate network users and protect against unwanted Internet and e-mail content, including spam and viruses. Its security products are organized into two segments: Software Digital Rights Management (DRM) and Enterprise Security. Aladdin’s Software DRM products allow software publishers to limit revenue loss from software theft and piracy. Its Enterprise Security solutions enable organizations to secure their information technology assets by controlling who has access to their networks (authentication) and what content their users can utilize (content security). Visit the Aladdin Web site at www.Aladdin.com.

Safe Harbor Statement

Certain information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include general economic and business conditions, the loss of market share, changes in the competitive landscape and other factors over which the company has little or no control.